EXHIBIT 99.2

Amendment to Framework Agreement

Sportingbet Plc

And

World Gaming Plc

THIS AGREEMENT is made on                                 October 2004

BETWEEN:

(1)	SPORTINGBET PLC (No. 03534726) whose registered office is at Transworld House, 82-100 City Road, London, EC1Y 2BJ (“SB”); and

(2)	WORLD GAMING PLC (No. 04094204) whose registered office is at Minerva House, 5 Montague Close, London SE1 9BB (“WG”).

RECITALS

(A)	SB and WG have entered into a framework agreement dated 6 August 2004, dealing with, inter alia, the establishment of the Joint Partnership (the “Framework Agreement”).

(B)	The parties have now agreed to make certain amendments with immediate effect to the Framework Agreement as set out in this agreement (the “Framework Amendment”).

THE PARTIES AGREE AS FOLLOWS:

1.     INTERPRETATION

Except as otherwise provided in this Framework Amendment or unless the context otherwise requires, words and expressions in the Framework Amendment shall have the same meanings as set out in the Framework Agreement.

2.     AMENDMENTS TO THE FRAMEWORK AGREEMENT

2.1     The definition of "Partnership Pledge" is amended as follows

“Partnership Pledge” means an agreement to be agreed by SB (or a relevant member of the SB Group) and WG prior to Completion relating either to a pledge by the relevant member of the SB Group of its interest in the Joint Partnership and its shares in the General Partner (as defined in the Partnership Draft Agreement), or if under the relevant local laws, the pledge of the interest in the Joint Partnership is not capable of being granted, such other security over the assets of the Joint Partnership as the parties shall reasonably agree, based on the local laws of the jurisdiction in which the Joint Partnership is formed. Any such pledge or security shall be for the benefit of WG (or a member of the WG Group) and shall be given by SB (or a relevant member of the SB Group). To the extent possible, the parties agree that the pledge will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

2.2     Clause 6.2 is amended as follows:

“6.2 By way of security for the obligation of the SB Group to pay the Sale Consideration on the terms set out in this agreement and subject to clause 6.3, SB shall, or shall procure that a relevant member of the SB Group shall, at Completion, enter into the Partnership Pledge in favour of a member of the WG Group nominated by WG.“Clause 6.4(a) is amended as follows:

“6.4(a) Any exercise by the WG Group of the rights under the Partnership Pledge pursuant to its terms shall fully satisfy SB’s obligations to make further payments in respect of the Sale Consideration; and”

2.3     “Clause 7.1 of the Framework Agreement is amended as follows:

“7.1 Upon the terms and subject to the conditions of this agreement, SB:

(a)	shall at Completion, procure the release of all of the WG Group’s obligations under the Bond Instrument and the surrender of the Bond certificates in accordance with clause 8.3(d) and WG shall, forthwith upon such receipt, cancel the Bonds; and

(b)	in relation to the WG Shares, irrevocably undertakes to WG:

(i)	to procure the waiving of all voting, dividend, rights to transfer or Encumber, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares (the “Waiver”);

(ii)	to procure the endorsement of the share certificates of the WG Shares as WG may reasonably request to reflect the Waiver and to deposit the share certificates in respect of such shares to WG to hold on trust for the relevant member of the SB Group;

(iii)	to take or procure the relevant members of the SB Group take any other steps reasonably necessary to effect the Waiver as WG may reasonably request;

(iv)	to procure that in the period between the date of this agreement and Completion, the relevant members of the SB Group do not sell, transfer, assign or Encumber the WG Shares,

PROVIDED THAT, such Waiver will be subject to SB’s right to rescind this agreement pursuant to clause 3.7 and will only take effect on the third business day after the expiry of the period during which SB can rescind this agreement as referred to in clause 3.7; and

(c)	irrevocably undertakes to WG, that if a court of competent jurisdiction determines that any of the provisions of clause 7.1(b) are void or have no effect and pursuant to such determination, any member of the SB Group is required by such courtto repay to any member of the WG Group, any proportion of the Additional Payment paid by WG under clause 7.3 (the “WG Shares Amount”), then WG shall at its discretion:

(i)	reimburse or procure the reimbursement to SB of the WG Shares Amount; or

(ii)	set-off or procure the set-off of the WG Shares Amount under other commercial arrangements entered into between the SB Group and the WG Group; or

(iii)	allow SB to retain the WG Shares Amount pursuant to clause 7.1(iv);

AND

(iv)	Subject to clause 7.1(c), SB hereby agrees, at WG’s sole discretion and direction, to use all reasonable endeavours to procure the sale of the WG Shares in the manner and at the price directed by WG through the stock exchange on which WG is then listed, and to pay to WG, in the event that WG exercises its option under clauses 7.1(c)(ii) or 7.1(c)(iii) ,within 7 business days of receipt, the net proceeds of such sale save that if WG elects the option set out at Clause 7.1(c)(iii), SB may retain the WG Shares Amount from the proceeds and only pay WG the net proceeds of such sale in excess of the WG Shares Amount, and such retention by SB shall discharge WG’s obligations under clause 7.1(c).”

2.4    Clause 8.3(c) of the Framework Agreement is amended as follows:

“8.3(c)     deliver or procure the delivery to WG the executed Partnership Pledge;"

2.5    Schedule 6 (List of Contracts) of the Framework Agreement will be replaced with the new Schedule 6 attached to this Framework Amendment.

3.     GENERAL

3.1    Unless the context otherwise requires, references in the Framework Agreement or in any other Transaction Document to any clauses amended pursuant to this Framework Amendment shall be references to such clauses as amended under this Framework Amendment.

3.2    This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties. Delivery of an executed counterpart of a signature page by facsimile transmission shall take effect as delivery of an executed counterpart of this agreement. If such method is adopted, without prejudice to the validity of such agreement, each party shall provide the others with the original of such page as soon as reasonably practicable thereafter.

IN WITNESS whereof this agreement has been executed as a deed on the date first above written.

SCHEDULE 6

List of Contracts

1.	Indenture of the Malvern Building dated 22 February 2000 between Malvern Pacific Holdings Company Limited (1) and Inphinity Interactive Inc. (2)

2.	Sublease dated 14 November 2001, with Subject Extension and Removal addendum, dated 30 November 2001 of the Second Floor of the Malvern Building between Malvern Pacific Holdings Company Limited (1); Inphinity Interactive Inc. (2) and Inventa Sales & Promotions Inc (3).

3.	Sublease commencing 1 March 2004 of the Second Floor of the Malvern Building between Trilogics (1) and Inphinity Interactive Inc. (2)

4.	Master Services Agreement dated 29 April 2003 between Group Telecom (1) and Inphinity Interactive Inc., World Gaming (2) and Schedule of Services

5.	Equipment Lease Agreement undated between Danka Canada Inc. (1) and 602662 British Columbia Ltd DBA Starnet Communications International Inc. (2)

6.	Equipment Lease Agreement dated 23 January 2002 between Qualica Financial Group Inc. (1) and Inphinity Interactive Inc. (2)

7.	Display Rental Agreement dated 20 August 2001 between Macey Neon (1) and Inphinity Interactive Inc. (2)

Executed as a deed by Sportingbet plc acting by a director and its secretary/ two directors:	) ) )
Director Director/Secretary
Executed as a deed by World Gaming plc acting by a director and its secretary/ two directors:	) ) )
Director Director/Secretary